As Filed with the Securities and Exchange Commission on May 16, 2000.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BURR-BROWN CORPORATION

(Exact Name of Registrant as specified in its charter)

Delaware	3674	86-0445468
State or other jurisdiction of incorporation or organization	Primary Standard Industrial Classification Code No.	(IRS Employer Identification Number)

6730 South Tucson Boulevard

Tucson, Arizona 85706
(520) 746-7365
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

Bradley S. Paulson, Esq.

General Counsel
Burr-Brown Corporation
6730 South Tucson Boulevard
Tucson, Arizona 85706
(520) 746-7365
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copies of all communications to:

Steven D. Pidgeon
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004-0001
(602) 382-6000

     Approximate date of commencement of proposed sale to public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  [   ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [   ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  [   ]

CALCULATION OF REGISTRATION FEE

		Proposed
		Maximum	Proposed
Title of Each Class of	Amount to be	Offering Price	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Per Security	Offering Price	Registration Fee

4 1/4% Convertible Subordinated Notes due 2007	$250,000,000	100%	$250,000,000	$66,000

Common stock, $0.01 par value	(1)	(1)	(1)	(2)

(1)	Includes 4,326,757 shares of common stock initially upon conversion of the notes at the conversion price of $57.78 per share of common stock. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2)	Pursuant to Rule 457(i), there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated May 16, 2000

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

BURR-BROWN CORPORATION

$250,000,000

4 1/4% Convertible Subordinated Notes Due 2007

And the Common Stock Issuable Upon Conversion of the Notes

       We issued the notes in a private placement in February 2000. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

      The notes are convertible prior to maturity into common stock at an initial conversion price of $57.78 per share, subject to adjustment. We will pay interest on the notes on February 15 and August 15 of each year, beginning August 15, 2000. The notes will mature on February 15, 2007, unless earlier converted or redeemed.

      We may redeem any or all of the notes on or after February 20, 2003. In addition, the holders may require us to repurchase the notes upon a fundamental charge prior to February 15, 2007.

      The notes are subordinated in right of payment to all of our senior indebtedness, and are subordinated by operation of law to all liabilities (including trade payables) of our subsidiaries. At April 29, 2000, we had senior indebtedness outstanding in the principal amount of approximately $17.1 million, and we together with our subsidiaries had approximately $81.4 million of other debt and liabilities outstanding.

      The reported last sales price of our common stock on the Nasdaq National Market on May 15, 2000 was $65.38 per share. Our common stock is traded on the Nasdaq National Market under the symbol “BBRC.”

      INVESTING IN THESE SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus is dated                            , 2000.

      You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus.

i

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934. We have also filed a Registration Statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the securities to be sold in this offering. You may read and copy all or any portion of the Registration Statement or any reports, proxy statements or other information at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C. Judiciary Plaza 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	New York, New York 7 World Trade Center Suite 1300 New York, NY 10048	Chicago, Illinois 500 West Madison Street Suite 1400 Chicago, IL 60661-2511

      You can request copies of these documents upon payment of a duplicating fee by writing to the Public Reference Section of the Securities and Exchange Commission at 450 First Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our reports, proxy statements and other information filed with the Securities and Exchange Commission, including the Registration Statement, are also available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      The SEC allows us to “incorporate by reference” into this prospectus the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and is an important part of this prospectus. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We have filed and incorporate by reference the following documents with the Securities and Exchange Commission:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2000;

•	Our Definitive Proxy Statement for our Annual Meeting of Stockholders held on April 28, 2000;

•	Our Current Report on Form 8-K filed February 25, 2000; and

•	Description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on January 5, 1984;

•	All other documents subsequently filed by Burr-Brown Corporation pursuant to Sections 12, 13(a), 13(c), 14 and 15(d) of the Exchange Act.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 and 15(d) of the Securities and Exchange Act of 1934 following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

      You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations
Burr-Brown Corporation
6730 South Tucson Blvd.
Tucson, Arizona 85706
(520) 746-7365

ii

      You should rely only on the information incorporated by reference or provided by this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

iii

SUMMARY

      This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. It is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes to the consolidated financial statements, included elsewhere in this prospectus or incorporated by reference in this prospectus. You should read the full text of, and consider carefully the more specific details contained in, this prospectus or incorporated by reference in this prospectus. When used in this prospectus, the terms “Burr-Brown,” “we,” “our” and “us” refer to Burr-Brown Corporation and its subsidiaries and not to the selling securityholders.

      We are a global leader in the development, manufacturing and marketing of high performance analog and mixed signal integrated circuits. Through our proprietary design expertise and specialized application knowledge, we deliver more than 1,200 innovative products to 25,000 customers worldwide. We target high growth segments of the communications, computing, consumer and industrial markets.

      Our major customers are among the world’s leading electronics manufacturers, and include 3Com, Adtran, Agilent Technologies, Alcatel, Bosch, Cisco, Fujitsu, Hewlett Packard, Hitachi, Honeywell, IBM, Lucent, Matsushita, Motorola, NEC, Nokia, Nortel, Philips, Sega, Siemens, Sony, Toshiba and Yamaha.

      Dataquest, a market research firm, estimates that in 2000 analog and mixed signal circuits will account for $28 billion of an expected $179 billion overall market for integrated circuits. The proliferation of digital technology is driving demand for analog and mixed signal circuits that connect digital systems with real world phenomena, such as light, sound, temperature, pressure, speed and position. In particular, the rapid growth of high speed wired and wireless communication, digital audio and video consumer products, as well as the Internet and personal computing, have accelerated demand for high precision, high speed analog and mixed signal products. We believe that we are well positioned to continue to capitalize on this opportunity.

      The market for analog and mixed signal integrated circuits differs from the digital circuit market in several significant ways. Analog applications involve more complex signals than digital applications, with analog signals having continuous variations in resolution, speed, power, signal amplitude and other specifications. Competition in the analog and mixed signal markets is based more on performance, functionality, quality and reliability than on price. Analog circuits generally have longer life cycles than digital circuits because customers frequently use the same component through several generations of their products, which themselves have long life cycles. This results in more stable pricing and demand, which decreases our earnings volatility.

      In contrast to the design of digital circuits, analog product design innovation depends more on experienced engineers and less on computer-aided design tools. This results from the complexities inherent in designing analog circuits that process continuous signals. Due to the limited pool of experienced analog designers, we believe our resident design expertise serves as a competitive advantage. In addition, circuit design is more important to the analog market than the relative size of the circuit. This allows us to use less costly manufacturing techniques, lowers our overall capital requirements and provides us with opportunities to increase our return on invested capital. Our manufacturing approach combines and optimizes internal wafer fabrication at our facility in Tucson, Arizona with production from third party foundries located in Italy, Japan, Taiwan and the United States.

      We pursue improved revenue growth and profitability by employing the following strategies:

      Target High Growth Emerging Markets. We focus on increasing penetration of the high growth segments of the communication, computing and consumer markets, including cellular handsets and base stations, fiber optic and broadband digital subscriber line (DSL) applications, personal digital assistants (PDAs), digital imaging for camcorders and digital still cameras, set top boxes and digital versatile disk (DVD) players. Within these target markets, we provide high performance products for applications with significant growth potential where our products are key elements of complex systems offered by market leading companies.

      Strengthen Leadership in Established Markets. In our established industrial markets, we focus on expanding our product line to offer solutions for substantially all of our customers’ analog circuit requirements. In addition, we will continue to work with our customers to develop products targeted at rapidly growing industrial and medical applications, including medical imaging, portable medical instruments, smart sensors, a/c motor control, automatic test equipment and portable instrumentation.

      Accelerate New Product Development. To capitalize on high growth markets and expand our position in our established markets, we continue to increase our investment in research and development. This commitment has enabled us to consistently increase the number of new products that we have released in each of the last five years.

      Burr-Brown was incorporated in Arizona in 1956 and reincorporated in Delaware in 1983. Our principal offices are located at 6730 South Tucson Boulevard, Tucson, Arizona 85706. Our telephone number is (520) 746-7365. Our website can be accessed at www.burr-brown.com. Information on our website does not constitute a part of this prospectus.

The Offering

Securities Offered	$250,000,000 principal amount of 4 1/4% Convertible Subordinated Notes due 2007.

Interest	4 1/4% per year on the principal amount, payable semi-annually in arrears in cash on February 15 and August 15 of each year, beginning August 15, 2000.

Conversion	You may convert each note into common stock at any time on or before February 15, 2007 at a conversion price of $57.78 per share, subject to adjustment if certain events affecting our common stock occur.

Subordination	The notes will be subordinated to all of our existing and future senior indebtedness and to all debt and other liabilities of our subsidiaries. As of April 29, 2000, we had approximately $17.1 million of senior indebtedness outstanding and we together with our subsidiaries had an additional approximately $81.4 million of other debt and liabilities outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture.

Optional Redemption	We may redeem any or all of the notes on or after February 20, 2003. We may redeem the notes either in whole or in part at the redemption prices listed in this prospectus, together with accrued and unpaid interest to the date of redemption.

Fundamental Change	If a fundamental change (as described in this prospectus under “Description of Notes — Redemption at Option of the Holder”) occurs on or before February 15, 2007, you may require us to purchase all or part of your notes at a redemption price equal to 100% of the outstanding principal amount of the notes being redeemed, plus accrued and unpaid interest to (but excluding) the date of redemption.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling security holder of the notes or the underlying common stock.

Nasdaq National Market Symbol (for the Common Stock)	BBRC.

RISK FACTORS

      You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below. Any of these risks could materially and adversely affect our business, financial condition, results of operations and cash flows, which in turn could materially and adversely affect the price of the notes and the common stock and our ability to make interest payments on or to repay the notes.

      Keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated herein by reference. Such statements relate to our expectations about future events and time periods. Generally, the words “anticipate,” “believe,” “expect,” “intend‘ and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. Some of those risks and uncertainties are described below.

Risks Related to Our Business

      Our manufacturing process is highly complex and manufacturing problems could lead to product shortages and adverse financial performance.

      The fabrication of integrated circuits is a complex and precise process and requires production in a highly controlled and clean environment. Our business and profitability would be adversely affected if we do not achieve acceptable manufacturing yields or produce and ship our products in a timely fashion. Manufacturing yields can be impacted by a variety of factors, including:

•	minute impurities;

•	circuit design defects;

•	errors in any step of the fabrication process;

•	defects in the masks used to print circuits on a wafer; or

•	other unanticipated or undiscovered environmental changes or equipment malfunctions.

      If our sources for wafers experience quality or yield problems, we may face a shortage of finished products available for sale, which would harm our business.

      We depend on outside wafer fabricators for a significant portion of our wafer supply. We may face a shortage of finished product available for sale if we are not able to obtain from wafer fabricators the required supplies of processed wafers conforming to our quality standards. If this occurs, our customer relations could be harmed, we could lose revenue and our profitability may be negatively impacted.

      Worldwide wafer production capacity is limited and inelastic. As is common in the industry, we have experienced delays in the supply of processed wafers due to quality and yield problems and capacity constraints. The reliable manufacture of high performance wafers is a complicated and technically demanding process requiring:

•	a high degree of technical skill;

•	state-of-the-art equipment;

•	the absence of defects in the masks used to print circuits on a wafer;

•	the elimination of minute impurities and errors in each step of the fabrication process; and

•	effective cooperation between the wafer supplier and the circuit designer.

      If our assembly and test subcontractors experience delays or quality or yield problems, we may face delays in the shipment of or decreases in finished products available for sale.

      We engage subcontractors to assemble and test our products with acceptable quality and yield levels. A substantial portion of our revenue is derived from semiconductor devices assembled in advanced packages. As is common in the industry, we have experienced quality and yield problems in the past. Our subcontractors may experience difficulties in achieving acceptable quality and yield levels when assembling and testing our semiconductor devices which could:

•	decrease finished products available for sale;

•	delay the introduction of new products; and

•	limit the number of products that we are able to offer.

      If any of these events occur, we could lose revenue and harm customer relations, which would negatively affect our profitability.

      The assembly of advanced packages is a complex process requiring:

•	a high degree of technical skill;

•	state-of-the-art equipment;

•	the absence of defects in lead frames used to attach semiconductor devices to the package;

•	the elimination of raw material impurities and errors in each step of the process; and

•	effective cooperation between the assembly subcontractor and the device manufacturer.

      We may fail to attract or retain the specialized technical and management personnel required to successfully operate our business.

      Our future success depends on our ability to attract and retain highly qualified engineers experienced in analog and mixed-signal product design. Our failure to attract design engineers or to retain or replace our current design staff of experienced engineers could:

•	limit the introduction of new products;

•	result in fewer design wins for our products; and

•	limit our ability to accept new design projects from existing customers.

      If any of these events occur, we may lose revenues, revenue opportunities or new or existing customers, and our future profitability would be negatively impacted.

      The production of high performance analog and mixed-signal components requires design engineers that possess both the technical expertise and the design creativity obtained from experience working with analog and mixed-signal applications. The semiconductor industry currently faces a shortage of engineers experienced in analog and mixed-signal design.

      Our revenue growth, future profitability and our ability to compete may be limited if we do not successfully develop new products.

      We operate in a dynamic environment marked by rapid technological change and product obsolescence. Our future revenue growth and profitability depends on our ability to continually enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. If we fail to achieve these goals, we may not be able to successfully compete.

      The development of new products is inherently complex, requiring long development cycles and significant financial investment in research and development before the technical feasibility and commercial viability of a product can be determined. Product development commitments and expenditures must be made well in advance of product sales. The success of a new product depends on accurate forecasts of long-term market demand and future technology developments. The success of product development is dependent on a variety of specific factors including:

•	proper new product definition;

•	timely and efficient completion of product design and testing;

•	timely and efficient implementation of wafer manufacturing and assembly processes;

•	product performance;

•	the quality and reliability of the product;

•	our ability to attract and retain qualified design engineers; and

•	market acceptance of our products and our customers’ products.

      A portion or all of our investment in product development may not be fully recovered if we fail to develop new products or if our new products fail to win market acceptance. If this were to occur, we may not realize a return on the amounts invested in product development and our operating results could be negatively impacted.

      The semiconductor industry is cyclical and downturns would adversely affect our financial performance.

      The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often connected with, or in anticipation of, maturing product cycles (of both semiconductor companies’ and their customers’ products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could have a material adverse effect on our business and financial performance.

      Our quarterly and annual operating results may fluctuate and cause the trading prices of the notes and our common stock to decline.

      Our quarterly and annual operating results may fluctuate, which may cause the trading prices of the notes and our common stock to decline. We have experienced significant period-to-period fluctuations in the past and may experience similar fluctuations in the future. Our operating results may fluctuate due to:

•	changes in the volume and timing of customer orders;

•	changes in our product mix;

•	market acceptance of our products and our customers’ products;

•	competitive pricing pressures;

•	fluctuations in foreign currency exchange rates;

•	economic conditions in our domestic and international semiconductor markets;

•	economic conditions in the United States and in our international markets;

•	the success and timing of new product introductions;

•	availability and quality of wafers, subcontract assembly and testing, and other materials and services; and

•	fluctuations in manufacturing yields.

      In addition, average selling prices in the semiconductor industry have historically decreased over the life of particular products. Our operating results will be adversely affected if we are unable to introduce new products or are unable to reduce manufacturing and operating costs to offset decreases in the prices of our products.

      In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of these companies.

      Our international operations represent a significant portion of our revenue and our revenue may decline in the future as a result of international economic and regulatory uncertainties.

      We have substantial operations and derive approximately two-thirds of our revenue from sales outside of the United States, primarily in Europe and Asia. These operations require significant management attention and financial resources and subject us to additional operating risks. Downturns in our international operations may cause our revenue or profitability to decline. The risks of operating in international markets include:

•	unexpected changes in regulatory requirements;

•	changes in local economic conditions;

•	delays resulting from obtaining export licenses for certain technology;

•	tariffs and other trade restrictions;

•	barriers to entry;

•	restrictions on transfer of funds and trade protection measures;

•	compliance with various foreign laws;

•	political instability;

•	changes in diplomatic and trade relationships;

•	the laws and policies of the United States affecting trade, foreign investment and loans;

•	foreign tax laws; and

•	exchange rate volatility.

      Our sales in Asia, primarily in Japan, have been negatively impacted in the past, including during the first half of 1998, by regional recessionary economic conditions. Although these geographic markets have improved recently, these conditions may recur and impact the sales of products manufactured by our customers. This in turn may negatively impact their orders for our products and may pressure us to reduce prices on our products. We cannot predict whether these conditions will continue or how they will affect our business or operating results.

      We may not be able to successfully compete in the highly competitive semiconductor industry.

      The semiconductor industry is intensely competitive and historically has experienced rapid technological advances in product technologies. If we are unable to compete successfully in this environment, our financial results and the trading prices of the notes and our common stock will be adversely affected. Competition in the sale of analog and mixed digital products is based on and affected by:

•	performance;

•	product design;

•	product quality and reliability;

•	adherence to changing industry standards;

•	marketing and distribution capability;

•	price;

•	general economic conditions;

•	constant and rapid technological change causing product obsolescence;

•	declines in average selling prices;

•	limited product life cycles; and

•	fluctuations in production capacity.

      Many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing and sales resources and have broader product lines and longer standing customer relationships than we do. Accordingly, they may be in a stronger competitive position to adapt their operations and product lines to changing market conditions.

      The timing of orders for our products is uncertain and beyond our control which could lead to inventory problems that harm our business and financial performance.

      Like many semiconductor companies, we routinely manufacture or purchase inventory based on estimates of customer demand for our products. Customer demand is often difficult to predict because we do not control the timing or volume of orders placed by our customers. If demand is lower than estimated, we are likely to have excessive inventory levels, which would negatively impact our profitability. Conversely, if demand is greater than estimated, we may be unable to provide products in a timely manner to meet our customers’ needs, which could cause us to lose revenue, negatively impact our profitability, or harm our customer relations.

      We generally do not have long-term supply arrangements with our customers and typically make sales through individual purchase orders. Our policy is to allow customers to cancel orders until 30 days before the shipping date. In addition, we sell some products through distributors who have some rights to return unsold products to us. We could hold excess or obsolete inventory resulting from the cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize.

      We may be unable to protect our patents and other intellectual property rights, which may place us at a competitive disadvantage, and we may incur significant liabilities as a result of patent infringement claims.

      Our success depends in part on our ability to obtain patents and copyrights to protect the intellectual property rights covering our products, manufacturing processes and development and testing tools. Because the process of seeking patent protection is typically long, expensive and uncertain, we seek patent protection only for inventions and processes that are likely to provide us with a competitive advantage. Despite this intention, it is possible that:

•	we will be unable to protect our technology or other intellectual property through patents, copyrights, trade secrets, trademarks and other measures;

•	patent applications we file may not be issued or may not be issued with the claims sought by us;

•	foreign intellectual property laws will not protect our intellectual property rights;

•	any patent licensed by or issued to us will be challenged, invalidated or circumvented or that the rights granted will not provide competitive advantage to us; and

•	others will independently develop similar products, duplicate our products or design around our patents and other rights.

      The semiconductor industry is characterized by frequent litigation regarding patent and intellectual property rights. Because of our ongoing development of new technologies and processes, we may be subject to infringement claims by third parties. Litigation that may be necessary to enforce our intellectual property rights or to defend ourselves against infringement claims could result in substantial cost and diversion of resources. If we are not successful in defending claims brought against us or if we are unable to obtain a license on favorable terms, our ability to sell products that depend on the subject intellectual property may be limited. As a result, we could incur significant liabilities or suffer a loss of revenue from these products.

      Failure to comply with environmental regulations could subject us to costs and production delays.

      We could possibly be subject to fines, suspension of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in the manufacturing process. These regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to liabilities and production delays, which could negatively impact our operating results and financial condition.

      We may experience difficulties acquiring companies and integrating acquired operations.

      We regularly explore strategic transactions in our industry that could complement our business, including the acquisition by purchase or merger of companies and operations offering rapid and greater access to technologies and markets targeted by us. We have limited experience in acquiring companies and integrating acquired operations into our business, and our failure to successfully integrate acquired businesses could negatively affect our operations and financial performance. The successful completion of strategic transactions are subject to a number of uncertainties including the following:

•	inability to identify suitable acquisition candidates;

•	inability to integrate acquired operations;

•	costs of integrating acquired operations;

•	inability to retain acquired customers;

•	inability to retain key personnel of the acquired entity;

•	costs associated with contingent or unidentified liabilities of the acquired entity;

•	diversion of management and financial resources from core business operations; and

•	entrance into markets in which our management is inexperienced.

      In addition, any acquisition or other strategic transaction may require us to incur or assume indebtedness and additional liabilities of the acquired entity, including contingent liabilities. Acquisitions may also result in the amortization by us of significant amounts of goodwill of the acquired business and may result in adverse tax or other accounting consequences, including a limitation on our ability to deduct for income tax purposes a portion of the interest payable by us on the notes. Any of these factors could adversely affect our operating results and financial condition.

      We depend on independent sales representatives and distributors for the sale of our products and a disruption could result in a loss of revenue or customers.

      We conduct a significant portion of our sales through independent sales representatives and distributors. We may lose and not be able to replace our current sales representatives or distributors. If these sales organizations reduced or terminated their sales efforts with respect to our products, we may experience a loss of revenue or customers and our profitability may be negatively impacted.

Risks Related to the Notes, our Common Stock and this Offering

      The notes are unsecured and subordinated and we may not have sufficient assets to repay the notes if we suffer a bankruptcy, liquidation, reorganization or default under the terms of the indenture.

      We may not have sufficient assets to pay amounts due on any or all of the notes then outstanding. The notes are unsecured and subordinated in right of payment in full to all of our existing and future senior indebtedness. Our assets will be available to pay obligations on the notes only after all of our senior indebtedness has been paid in full.

      The indenture does not prohibit or limit us from incurring senior indebtedness or incurring other indebtedness and other liabilities. As of April 29, 2000, we had approximately $17.1 million in indebtedness outstanding that would have constituted senior indebtedness, and we and our subsidiaries had approximately $81.4 million of other indebtedness and liabilities outstanding. We anticipate that from time to time we will incur additional senior indebtedness and other additional indebtedness and liabilities.

      We may be unable to redeem the notes upon a fundamental change.

      Upon a fundamental change, the holders of notes may require us to redeem all or a portion of the notes. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change would result in an event of default under our existing credit facility. While our credit agreement does not prohibit a redemption of the notes, future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting a limited redemption, or expressly prohibiting the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we may be prohibited from purchasing or redeeming notes, we may be required to seek the consent of our lenders to redeem the notes or could attempt to refinance our debt. If we do not obtain a consent, we may not be able to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict our ability to make payments to the holders of notes. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of Notes — Redemption at Option of the Holders.”

      A public market may not develop for the notes, which could cause the trading price of the notes to decline.

      If an active public market for the notes does not develop or is not sustained, the trading price of the notes could decline. There is not a trading market for the notes at this time. Although the initial purchasers in the initial private placement of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so and may stop market making at any time without notice. In addition, market making activity will be subject to the limits imposed by the Securities Act of 1933 and Securities Exchange Act of 1934. It is possible that no market for the notes will develop. Even if a market does develop, the market may not be maintained.

      The notes may never be rated or may receive a lower rating than anticipated, which would cause the market price of the notes and our common stock to be materially and adversely affected.

      We have not sought a rating of the notes from rating agencies. If we do seek a rating, or if any rating agency otherwise rates the notes, one or more of these rating agencies may assign the notes a rating lower than expected by investors. This could cause the market price of the notes and our common stock to decline.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

Ratio Of Earnings To Fixed Charges

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31,

	1995		1996		1997		1998		1999

Ratio of earnings to Fixed Charges(1)	36.4	x	58.0	x	105.0	x	89.9	x	142.7	x

(1)	Computed by dividing (a) earnings before taxes adjusted for fixed charges by (b) fixed charges, which include interest expense plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance costs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and other audited financial information incorporated in this prospectus by reference. The consolidated statement of operations data for the fiscal years ended 1995, 1996, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the audited consolidated financial statements previously filed with the Securities and Exchange Commission. All per share data below has been adjusted for stock splits.

	Fiscal Year Ended December 31,

	1995	1996	1997	1998	1999

	(in thousands, except per share data)

Consolidated Statement of Operations Data:

Revenue	$269,162	$219,997	$252,102	$258,094	$291,448

Cost of goods sold	138,257	109,228	125,075	125,446	138,704

Gross profit	130,905	110,769	127,027	132,648	152,744
Operating expenses

Research and development	25,733	28,452	33,951	39,893	45,982

Selling, marketing, general and administrative	64,637	52,202	49,508	48,102	47,135

Total operating expenses	90,370	80,654	83,459	87,995	93,117

Operating income	40,535	30,115	43,568	44,653	59,627

Other income (expense)	(518)	9,729	3,092	3,802	3,002

Income before provision for income taxes	40,017	39,844	46,660	48,455	62,629

Provision for income taxes	10,805	10,160	13,998	12,598	16,911

Net income	$29,212	$29,684	$32,662	$35,857	$45,718

Basic net income per share	$.58	$.55	$.60	$.65	$.83

Diluted net income per share	$.55	$.53	$.57	$.62	$.78

Shares used in per share calculations:

Basic net income	50,250	54,005	54,081	55,005	55,296

Diluted net income	52,972	56,265	56,902	57,419	58,570

Consolidated Balance Sheet Data:

Cash, cash equivalents and short-term investments	$86,215	$52,840	$54,284	$76,047	$163,321

Working capital	129,908	97,914	114,017	141,372	229,586

Total assets	252,249	261,588	299,388	338,691	399,717

Total debt	20,862	17,450	12,145	21,445	20,105

Stockholders’ equity	179,145	199,406	234,916	273,513	323,218

DESCRIPTION OF NOTES

      The notes were issued under an indenture dated as of February 24, 2000, between us and United States Trust Company of New York, N.A., as trustee. A copy of the indenture has been filed as an exhibit incorporated by reference to this Registration Statement.

      The following description is a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

      As used in this “Description of Notes” section, references to “Burr-Brown,” “we,” “our” or “us” refer solely to Burr-Brown Corporation and not its subsidiaries.

General

      We issued $250,000,000 of notes in a private placement in February 2000. The notes are general unsecured obligations of Burr-Brown. Our payment obligations under the notes will be subordinated to our senior indebtedness as described under “— Subordination of Notes” below. The notes are convertible into common stock as described under “— Conversion of Notes” below. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes will mature on February 15, 2007 unless earlier converted, redeemed at our option or redeemed at your option upon a fundamental change.

      We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, including senior indebtedness, or issuing or repurchasing our securities.

      You are not afforded protection in the event of a highly leveraged transaction or a change in control of Burr-Brown under the indenture except to the extent described below under “— Redemption at Option of the Holder.”

      The interest rate on the notes is 4 1/4% per year. We will pay interest on February 15 and August 15 of each year, beginning August 15, 2000, to record holders at the close of business on the preceding February 1 and August 1, as the case may be, except:

•	interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date; and

•	as set forth in the next sentence.

      In case you convert your notes into common stock during the period after any record date but prior to the next interest payment date either:

•	we will not be required to pay interest on the interest payment date if the note has been called for redemption on a redemption date that occurs during this period; or

•	we will not be required to pay interest on the interest payment date if the note is to be redeemed in connection with a fundamental change on a repurchase date that occurs during this period; or

•	if otherwise, any note not called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes. See “— Conversion of Notes” below

      We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee.

      We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

      You may convert your note, in whole or in part, into common stock through the final maturity date of the notes, subject to prior redemption of the notes. If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption election. You may convert your notes in part so long as this part is $1,000 principal amount or an integral multiple of $1,000. If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the interest payment date on the converted principal amount unless a default in the payment of interest on the notes exists at the time of conversion.

      The initial conversion price for the notes is $57.78 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion.

      To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture.

      We will adjust the conversion price if the following events occur:

(1) we issue common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all common stock holders capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	cash distributions listed in (5) below;

(5) we distribute cash, excluding any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

•	the amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

•	3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the declaration date of the dividend, and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of Burr-Brown.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding, and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the tender or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger of Burr-Brown or a sale of all or substantially all of our assets.

      Under the provisions of our rights plan, upon conversion of the notes into common stock, to the extent that the rights plan is still in effect upon conversion, you will receive, in addition to the common stock, the rights under the rights plan to which you are entitled under the plan whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions.

      In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Burr-Brown; or

•	a sale or conveyance to another person of all or substantially all of the property and assets of Burr-Brown,

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion price adjustment. See “Certain Federal Income Tax Considerations.”

      We may from time to time reduce the conversion price for a period of at least 20 days if our board of directors has made a determination that this reduction would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days’ notice of any reduction in the conversion price. In addition, we may reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain Federal Income Tax Considerations.”

      We will not be required to make an adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. However, we will carry forward any adjustments that are less than one percent of the conversion price. Except as described above in this section, we will not adjust the conversion price for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by Burr-Brown

      The notes are not entitled to any sinking fund. At any time on or after February 20, 2003, we may redeem the notes in whole or in part at the following prices expressed as a percentage of the principal amount:

Redemption
Period	Price

Beginning on February 20, 2003 and ending on February 14, 2004	102.429%

Beginning on February 15, 2004 and ending on February 14, 2005	101.821

Beginning on February 15, 2005 and ending on February 14, 2006	101.214

Beginning on February 15, 2006 and ending on February 14, 2007	100.607

and 100% at February 15, 2007. In each case, we will pay interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

      If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be the portion selected for redemption.

      We may not redeem the notes if we have failed to pay any interest or premium on the notes and such failure to pay is continuing. We will issue a press release if we redeem the notes.

Redemption at Option of the Holder

      If a fundamental change occurs prior to February 15, 2007, you may require us to redeem your notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in multiples of $1,000 principal amount.

      We shall redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay interest to the record holder on the relevant record date.

      We will mail to all record holders a notice of the fundamental change within 10 days after the occurrence of the fundamental change. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be redeemed, duly endorsed for transfer. We will promptly pay the redemption price for notes surrendered for redemption following the repurchase date.

      A “fundamental change” is any transaction or event in connection with which all or substantially all of our common stock shall be exchanged for, converted into, acquired for or constitute solely the right to receive consideration, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise, which is not all or substantially all common stock listed on, or that will be listed immediately after the transaction or event on:

•	a United States national securities exchange, or

•	approved for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

      We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Securities Exchange Act of 1934 in the event of a fundamental change.

      These fundamental change redemption rights could discourage a potential acquiror from merging with us or commencing a tender offer for our stock. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to certain specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction in which we are involved.

      We may be unable to redeem the notes in the event of a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. In addition, in certain situations, a fundamental change would result in an event of default under our existing credit facility. While our existing credit facility does not prohibit redemption of the notes, future credit agreements or other agreements relating to our indebtedness may prohibit redemption of the notes, expressly prohibit the repurchase of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we may be prohibited from purchasing or redeeming notes, we would seek the consent of our lenders to redeem the notes or would need to refinance this debt. If we do not obtain a required consent, we could not purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would restrict payments to the holders of notes.

Subordination of Notes

      Payment on the notes will, to the extent provided in the indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The notes also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

      Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, the payment of the principal of, or premium, if any, interest, and liquidated damages, if any, on the notes will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the notes because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the notes are entitled to receive any payment or distribution. We are required under the indenture to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

      We may not make any payment on the notes if:

•	a default in the payment of designated senior indebtedness occurs and is continuing beyond any applicable period of grace (called a “payment default”); or

•	a default other than a payment default on any designated senior indebtedness occurs and is continuing that permits holders of designated senior indebtedness to accelerate its maturity, or in the case of a lease, a default occurs and is continuing that permits the lessor to either terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease, and the trustee receives a notice of such default (called a “payment blockage notice”) from us or any other person permitted to give such notice under the indenture (called a “non-payment default”).

      We may resume payments and distributions on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a non-payment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received, if the maturity of the designated senior indebtedness has not been accelerated, or in the case of any lease, 179 days after notice is received if we have not received notice that the lessor under such lease has exercised its right to terminate the lease or require us to make an irrevocable offer to terminate the lease following an event of default under the lease.

      No new period of payment blockage may be commenced pursuant to a payment blockage notice unless 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice.

      If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness then such payment or distribution will be held in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all unpaid senior indebtedness.

      In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the indenture.

      The notes are exclusively the obligations of Burr-Brown. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      At April 29, 2000, we had approximately $17.1 million of senior indebtedness outstanding, and we together with our subsidiaries had $81.4 million of other debt and liabilities outstanding. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities.

      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of noteholders in respect of all funds collected or held by the trustee.

  Certain Definitions

      “credit agreement” means the Loan Agreement, dated January 31, 1996 between us and Wells Fargo Bank, N.A., as amended.

      “designated senior indebtedness” shall mean our obligations under any particular senior indebtedness that expressly provides that such senior indebtedness shall be “designated senior indebtedness” for purposes of the indenture, subject to provisions in the instruments or agreements governing such senior indebtedness that may place limitations and conditions on the right of senior indebtedness to exercise the rights of designated senior indebtedness.

      “indebtedness” means:

(1) all indebtedness, obligations and other liabilities for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, or evidenced by bonds, debentures, notes or similar instruments, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) obligations with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) obligations in respect of leases required in conformity with generally accepted accounting principles to be accounted for as capitalized lease obligations on our balance sheet;

(4) all obligations and other liabilities under any lease or related document in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under the lease or related document to purchase or to cause a third party to purchase the leased property;

(5) all obligations with respect to an interest rate or other swap, cap or collar agreement or foreign currency hedge, exchange or purchase agreement;

(6) all direct or indirect guaranties of, our obligations or liabilities to purchase, acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of others of the type described in (1) through (5) above;

(7) any obligations described in (1) through (6) above secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us; and

(8) any amendments or modifications to (1) through (7) above.

      “senior indebtedness” means the principal, premium, if any, interest, including any interest accruing after bankruptcy and rent or termination payment on or other amounts due on our current or future indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including any deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above. However, senior indebtedness does not include:

•	indebtedness that expressly provides that it shall not be senior in right of payment to the notes or expressly provides that it is on the same basis or junior to the notes;

•	our indebtedness to any of our majority-owned subsidiaries; and

•	the notes.

Events of Default; Notice and Waiver

      The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, upon redemption or otherwise on the notes, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest and liquidated damages, if any, on the notes for 30 days, whether or not the payment is prohibited by subordination provisions of the indenture;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice; or

•	certain events involving our bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be canceled and the holder of a majority of the principal amount of outstanding notes may waive these past defaults. Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 1/4% from the required payment date.

      The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification of the Indenture

      The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest of any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption of any note ;

•	adversely change our obligation to redeem any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	adversely modify the subordination provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

      We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Information Concerning the Trustee

      We have appointed United States Trust Company of New York, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

      The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 240,000,000 shares of common stock, $.01 par value and 2,000,000 shares of preferred stock, $.01 par value. As of May 5, 2000, there were 58,254,005 shares of common stock and no shares of preferred stock outstanding.

Common Stock

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for distribution and in the event of the liquidation, dissolution, or winding up of our operations, the holders of common stock are entitled to share in all assets remaining after payment of liabilities. The common stock has no preemptive or conversion rights and is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. The common stock currently outstanding is validly issued, fully paid and nonassessable.

Certain Charter Provisions

      Our Restated Certificate of Incorporation, as amended, and Bylaws, as amended, contain certain procedural provisions that could have the effect of delaying, deferring or preventing a change in control of our common stock. These include:

(1) a “fair price” provision, pursuant to which business combinations with the holders of 10% or more of our common stock are prohibited if the acquisition of those shares was not approved by our board of directors, unless:

•	the business combination is approved by holders of at least 90% of our common stock; or

•	the business combination is approved by the vote of at least two-thirds of our continuing directors (those directors who were on our board prior to the time the 10% stockholder became a 10% stockholder and who are not affiliated with that stockholder); or

•	certain fair price criteria are met with respect to the proposed business combination, including that the purchase price in the business combination is paid in cash and is not less than the highest of (a) the highest per share price paid by the 10% stockholder, (b) the highest closing price for our shares during 30 days prior to the date of the business combination or (c) our book value per share;

(2) a provision limiting the persons who may call a special meeting of stockholders to our Chairman, President, a majority of our board of directors or the holders of a majority of our outstanding stock;

(3) provisions requiring stockholders to provide advance notice of the stockholder’s intent to make nominations for election of any individuals for director and of any business proposed to be conducted at a special meeting of stockholders;

(4) a provision limiting our board of directors to nine members; and

(5) a provision allowing only our board of directors to fill director vacancies or newly created directorships.

Preferred Stock

      Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences and privileges, including dividend rights, conversion rights, liquidation rights, voting rights, and the number of shares constituting any series or the designation of such series of preferred stock, without any further vote or action by the stockholders. As of May 5, 2000, there were no outstanding shares of preferred stock or options to purchase preferred stock. Although it has no present intention to do so, our board of directors may, without stockholder approval, issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Burr-Brown.

Rights Plan

      Effective August 9, 1999, we amended and restated our stockholder rights plan, which was originally adopted in 1989. Each right under the plan entitles the holder to purchase one one-thousandth (1/1000) of a share of our Series A Junior Participating Preferred Stock, $.01 par value (the “Series A Preferred Stock”). Common stock certificates currently evidence the rights. Until triggered, the rights are transferred only with the common stock certificates. The rights have certain anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire our common stock on terms not approved by the board of directors. The rights should not interfere with any merger or other business combination approved by the board because of the ability of the board to redeem the rights, as discussed below.

      The rights separate from the common stock and will be distributable to holders upon a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock, or 10 business days following the commencement of, or announcement of an intention to make, a tender or exchange which would result in the acquisition by a person or group of 15% or more of our outstanding common stock.

      In the event a person becomes an acquiring person, the rights not held by the acquiring person “flip-in” and become rights to buy from us shares of common stock having a value equal to two times the purchase price of the right (the purchase price for the rights is currently $220.00 per right). In other words, a rights holder (other than the acquiring person) may purchase common stock at a substantial discount. In the event that a person becomes an acquiring person, we are then merged, and the common stock is exchanged or converted in the merger, then each right (other than those formerly held by the acquiring person, which became void) would become exercisable for a number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right.

      The rights may be redeemed by our board at a redemption price of $.01 per right at any time prior to the earlier of the time that a person or a group becomes an acquiring person or August 9, 2009, the expiration date of the rights plan.

      For so long as the rights are redeemable, the terms of the rights may be amended or supplemented by our board of directors at any time without the consent of the holders of the rights. Until a right is exercised, the holder thereof will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

      The description and terms of the rights are set forth in the Amended and Restated Rights Agreement dated August 9, 1999 between us and Harris Trust and Savings Bank, as rights agent. The summary set forth herein does not purport to be complete and is qualified in its entirety by the Amended and Restated Rights Agreement.

Delaware Takeover Statute

      We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in any “business combination” with an “interested stockholder” for three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (a) by persons who are directors and officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholders. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation’s voting stock.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for the common stock is Harris Trust & Savings Bank. Its address is 311 West Monroe, P.O. Box 1689, Chicago, Illinois 60690-1689 and its telephone number is (312) 461-2495.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation possibly with retroactive effect. Except as specifically discussed below with regard to non-U.S. holders (as defined below), this summary applies only to beneficial owners that will hold notes and common stock into which notes may be converted as “capital assets” (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) and who, for U.S. federal income tax purposes, are:

•	individual citizens or residents of the U.S.,

•	corporations, partnerships or other entities created or organized in or under the laws of the U.S. or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations otherwise provide),

•	estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or

•	trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons (“U.S. holders”).

      Persons other than U.S. holders (“non-U.S. holders”) are subject to special U.S. federal income tax considerations, some of which are discussed below. This discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, foreign persons or entities (except to the extent specifically set forth below), dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Code. This summary discusses the tax considerations applicable to initial purchasers of the notes who purchase the notes at their “issue price” as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws (except as set forth below with respect to non-U.S. holders) of any applicable foreign, state, local or other jurisdiction.

      INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

  Taxation of Interest

      Interest paid on the notes will be included in the income of a U.S. holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by a holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. Our failure to cause to be declared effective this shelf registration statement may result in the payment of predetermined liquidated damages in the manner described therein. In addition, a holder may require us to redeem any and all of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote and do not intend to treat such possibility as affecting the yield to maturity of any note. Similarly, we intend to take the position that a “fundamental change” is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a “fundamental change” as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes. There can be no assurance that the IRS will agree with such positions.

  Sale, Exchange or Redemption of the Notes

      Upon the sale, exchange (other than a conversion) or redemption of a note, a U.S. holder generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income), and

•	such holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

      Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

  Conversion of the Notes

      A U.S. holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock. A U.S. holder’s tax basis in the common stock received on conversion of a note will be the same as such holder’s adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a U.S. holder’s tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

      Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share).

  Dividends

      Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. holder as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. holder’s basis in the common stock and thereafter as capital gain.

      Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. holders of common stock.

  Sale of Common Stock

      Upon the sale or exchange of common stock a U.S. holder generally will recognize capital gain or loss equal to the difference between:

•	the amount of cash and the fair market value of any property received upon the sale or exchange and

•	such U.S. holder’s adjusted tax basis in the common stock.

      Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in common stock is more than one year at the time of the sale or exchange. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally be subject to a maximum rate of tax of 20%. A U.S. holder’s basis and holding period in common stock received upon conversion of a note are determined as discussed above under “— Conversion of the Notes.” The deductibility of capital losses is subject to limitations.

Special Tax Rules Applicable to Non-U.S. Holders

      In general, subject to the discussion below concerning backup withholding:

(a) Payments of principal or interest on the notes by us or any paying agent to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that, in the case of interest, (i) such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of Section 871(h)(3) of the Code, (ii) such non-U.S. holder is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the Code, (iii) such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (discussed below) are satisfied;

(b) A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (i) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates, or (iv) in the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such non-U.S. holder held the common stock, a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes. We do not believe that we are currently a USRPHC or that we will become one in the future;

(c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

      To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a non-U.S. holder and must-provide such owner’s name and address, and U.S. taxpayer identification number (“TIN”), if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8 or successor form, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

      Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that:

•	the certification be provided by the partners rather than by the foreign partnership, and

•	the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

      If a non-U.S. holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest, dividends or gain on a net income basis in the same manner as if it were a U.S. holder. In lieu of the certificate described above, such a non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form 4224 or successor form in order to claim an exemption from withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

  U.S. Federal Estate Tax

      A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual’s estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

      Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

Backup Withholding and Information Reporting

      Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments pursuant to the terms of a note or common stock to a U.S. holder that is not an “exempt recipient” and that fails to provide certain identifying information (such as the holder’s TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption.

      In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither we nor a paying agent has actual knowledge that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied).

      Dividends on the common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

      Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or a foreign office of a broker that is a U.S. related person (either a “controlled foreign corporation” (within the meaning of the Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S.) are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding.

      Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications (and no agent of the broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder’s U.S. federal income tax provided that the required information is furnished to the IRS in a timely manner.

      As noted above, new regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

      The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult its own tax advisor as to the particular U.S. federal, state, and local tax consequences of purchasing, holding and disposing of the notes and common stock of Burr-Brown. Tax advisors should also be consulted as to the U.S. estate and gift tax consequences and the foreign tax consequences of purchasing, holding and disposing of the notes and common stock of Burr-Brown, as well as the consequences of purchasing, holding and disposing of the notes and common stock of Burr-Brown, as well as the consequences of any proposed change in applicable laws.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in February 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table contains information as of May 15, 2000, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.

	Principal Amount
	At Maturity of		Shares of
	Notes Beneficially	Percentage	Common Stock	Percentage of
	Owned That May	of Notes	That May be Sold	Common Stock
Name	Be Sold	Outstanding	(1)	Outstanding(2)

Allstate Insurance Company	$2,000,000	*	34,614	*

BBT Fund, L.P.	6,000,000	2.4	103,842	*

Bear, Stearns & Co., Inc.	3,375,000	1.4	58,411	*

Chrysler Corporation Master Retirement Trust	1,755,000	*	30,374	*

David Lipscomb University General Endowment	165,000	*	2,856	*

Delta Air Lines Master Trust	660,000	*	11,423	*

EQAT Alliance Balanced Account	3,030,000	1.2	52,440	*

EQAT Alliance Growth and Income Account	4,525,000	1.8	78,314	*

EQAT Alliance Growth Investors	2,545,000	1.0	44,046	*

Equitable Life Assurance Separate Account — Balanced	140,000	*	2,423	*

Equitable Life Assurance Separate Account — Convertibles	3,080,000	1.2	53,306	*

Fleetboston Robertson Stephens Inc.	2,500,000	*	43,268	*

GPZ Trading LLC	1,500,000	*	25,961	*

Grace Brothers, Ltd.	1,750,000	1.2	30,287	*

Memphis Light, Gas & Water Retirement Fund	1,600,000	*	27,691	*

Morgan Stanley Dean Witter Convertible Securities Trust	2,000,000	*	34,614	*

Motion Picture Industry Health Plan — Active Member Trust	205,000	*	3,548	*

Motion Picture Industry Health Plan — Retiree Member Fund	105,000	*	1,817	*

Morgan Stanley & Co.	15,000,000	6.0	259,605	*

Nomura Securities International, Inc.	3,000,000	1.2	51,921	*

OCM Convertible Limited Partnership	200,000	*	3,461	*

OCM Convertible Trust	965,000	*	16,701	*

Paloma Securities L.L.C.	5,000,000	2.0	86,535	*

Partner Reinsurance Company Ltd.	360,000	*	6,231	*

State of Connecticut Combined Investment Funds	2,105,000	*	36,431	*

Teachers Insurance Annuity Association of America	5,000,000	2.0	86,535	*

The Frist Foundation	440,000	*	7,615	*

Vanguard Convertible Securities Fund, Inc.	1,645,000	*	28,470	*

	Principal Amount
	At Maturity of		Shares of
	Notes Beneficially	Percentage	Common Stock	Percentage of
	Owned That May	of Notes	That May be Sold	Common Stock
Name	Be Sold	Outstanding	(1)	Outstanding(2)

White River Securities LLC	3,375,000	1.4	58,411	*

Any Other Holder of Notes or Future Transferee, Pledgee, Donor or Successor of any Holder(3)(4)	175,975,000	70.4	3,045,604	5.0

 *   Less than 1%

(1)	Assumes conversion of all of the holder’s notes at a conversion price of $57.78 per share of common stock. However, this conversion price will be subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the amount of common stock issuable upon conversion of the notes may decrease in the future.

(2)	Calculated based on Rule 13d-3(d)(i) of the Securities and Exchange Act using 58,254,005 shares of common stock outstanding as of May 5, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	Information about other selling securityholders will be set forth in prospectus supplements, if required.

(4)	Assumes that the other holders, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own common stock other than the common stock issuable upon conversion of the note at the initial conversion rate.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table.

      The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act of 1933 and Rule 10b-5 under the Securities Exchange Act of 1934.

      If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

      In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

      To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

      Our common stock trades on the Nasdaq National Market under the symbol “BBRC.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

      There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      The selling securityholders and any other person participating in such distribution will be subject to the Securities Exchange Act of 1934. The rules under that Act include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

      Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act of 1933 or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      The validity of the securities offered by this prospectus will be passed upon for Burr-Brown Corporation by Snell & Wilmer L.L.P, Phoenix, Arizona.

EXPERTS

      The consolidated financial statements of Burr-Brown Corporation appearing in Burr-Brown Corporation’s Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses Of Issuance And Distribution.

      The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission Registration Fee	$66,000

Nasdaq Additional Share Listing Fee	17,500

Printing Expenses	$10,000

Legal Fees and Expenses	$10,000

Accounting Fees	$5,000

Miscellaneous Expenses	$4,000

TOTAL	$95,000

Item 15.  Indemnification Of Directors And Officers.

      Article 7, Section 6 of our Bylaws provides that Burr-Brown shall indemnify its officers and directors to the fullest extent permitted by Delaware law against expenses (including attorneys’ fees), judgements, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact such person is or was an agent of the corporation. Expenses incurred by a director or officer of the corporation in defending a civil or criminal action, suit or proceeding by reason of the fact that he is or was a director or officer of the corporation (or was serving at the corporation’s request as a director or officer of another entity or enterprise, including any subsidiary of the corporation) shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized by Delaware law.

      Article Twelve of our Certificate of Incorporation also provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize, with the approval of a corporation’s stockholders, further reductions in the liability of the corporation’s directors for breach of fiduciary duty, then our directors shall not be liable for any such breach to the fullest extent permitted by Delaware law as so amended.

Item 16.  Exhibits.

      (a)  EXHIBITS

Exhibit
No.	Title

3.1	Restated Certificate of Incorporation of the Registrant and Amendments thereto(1)
3.3	Restated By-laws of the Registrant(2)
4.1	Indenture(3)
4.2	Registration Rights Agreement(3)
4.3	Form of Note (included in Exhibit 4.1)(3)
5.1	Opinion of Snell & Wilmer L.L.P.(4)
12.1	Computation of Ratio of Earnings to Fixed Changes
23.1	Consent of Ernst & Young LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)(4)
24.1	Power of Attorney of certain directors and officers of Burr-Brown Corporation (see page II-4 of this Registration Statement on Form S-3)
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939

(1)	Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1987. Amendment of Restated Certificate of Incorporation dated May 15, 1996, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1996. Certificate of Designation of Series A Junior Participating Preferred Stock, dated August 9, 1999, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1999. Certificate of Amendment dated May 15, 2000, as filed with the Delaware Secretary of State on May 16, 2000, filed herewith.

(2)	Incorporated by reference as Exhibit 3.2 to the Registrant’s Form 10-K for the period ended December 31, 1994.

(3)  Incorporated by reference to the Registrant’s Current Report on Form 8-K filed February 25, 2000.

(4)  To be filed by amendment.

Item 17.  Undertakings.

      The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement,

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the

Registration Statement; provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tucson, Arizona, on May 15, 2000.

BURR-BROWN CORPORATION

By	/s/SYRUS P. MADAVI

Syrus P. Madavi
President, Chief Executive
Officer and Chairman of the Board

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Syrus P. Madavi and J. Scott Blouin, and each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ SYRUS P. MADAVI Syrus P. Madavi	President, Chief Executive Officer and Chairman of the Board	May 15, 2000

/s/ J. SCOTT BLOUIN J. Scott Blouin	Chief Financial Officer	May 15, 2000

/s/ THOMAS R. BROWN, JR. Thomas R. Brown, Jr.	Director	May 15, 2000

/s/ JOHN S. ANDEREGG, JR. John S. Anderegg, Jr.	Director	May 15, 2000

/s/ FRANCIS J. AGUILAR Francis J. Aguilar	Director	May 15, 2000

/s/ MARCELO A. GUMUCIO Marcelo A. Gumucio	Director	May 15, 2000

EXHIBIT INDEX

Exhibit
No.	Title

3.1	Restated Certificate of Incorporation of the Registrant and Amendments thereto(1)
3.3	Restated By-laws of the Registrant(2)
4.1	Indenture(3)
4.2	Registration Rights Agreement(3)
4.3	Form of Note (included in Exhibit 4.1)(3)
5.1	Opinion of Snell & Wilmer L.L.P.(4)
12.1	Computation of Ratio of Earnings to Fixed Changes
23.1	Consent of Ernst & Young LLP
23.2	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)(4)
24.1	Power of Attorney of certain directors and officers of Burr-Brown Corporation (see page II-4 of this Registration Statement on Form S-3)
25.1	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1939

(1)	Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1987. Amendment of Restated Certificate of Incorporation dated May 15, 1996, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1996. Certificate of Designations of Series A Junior Participating Preferred Stock, dated August 9, 1999, incorporated by reference as Exhibit 3.1 to Registrant’s Form 10-K for the period ended December 31, 1999. Certificate of Amendment, dated May 15, 2000, as filed with the Delaware Secretary of State on May 16, 2000, filed herewith.

(2)	Restated Bylaws of the Registrant dated October 21, 1994, incorporated by reference as Exhibit 3.2 to the Registrant’s Form 10-K for the period ended December 31, 1994.

(3)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed February 25, 2000.

(4)	To be filed by amendment.